UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2006            File No.    0-51453

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated March 1, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: March 8, 2006	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3

Telephone: (604) 681-8556

Toll Free: 1-800-747-9911

Fax: (604) 687-5995

Email: info@pacificbooker.com

Symbol: bkm - tsx venture

Website: pacificbooker.com

NEWS RELEASE
TSX Venture Exchange Symbol - BKM
CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Private Placement

Vancouver BC, March 1, 2006: The Company is pleased to announce a non-brokered private placement consisting of 800,000 units. The private placement units consist of one share at a purchase price of $4.00 per share and one warrant to purchase an additional share at a price of $4.50 and exercisable for a period of two years, subject to regulatory approval. The proceeds of the private placement will be used for general working capital. No finders fee or commission is payable for this private placement.

To view information regarding Pacific Booker Minerals Inc., please visit our website at http://www.pacificbooker.com . If you would like to be added to our email list for updates and news releases, send an email to info@pacificbooker.com or call us at 1-800-747-9911 or 604-681-8556.

On Behalf of the Board of Directors “John Plourde”

John Plourde, Executive Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements

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Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml